SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2016

AVIVA PLC

(Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Template for notification and public disclosure of transactions by persons discharging managerial responsibilities (PDMRs) and persons closely associated with them

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	KIRSTINE COOPER
2	Reason for the notification
a)	Position/status	Office of the Chairman, Group General Counsel and Company Secretary
b)	Initial notification/Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	AVIVA PLC
b)	LEI	YF0Y5B0IB8SM0ZFG9G81
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	- SHARES - GB0002162385
b)	Nature of transaction	Exercise of matured Options under the Aviva Save As You Earn share plan, an HMRC approved share incentive plan. Transfer of shares to certificated form.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.68	3,408 (Shares)

d)	Aggregated information - Aggregated volume - Price	- £2.68 per share - Total Price £9,133.44	3,408 total shares
e)	Date of the transaction	2016-12-08
f)	Place of the transaction	London Stock Exchange, XLON

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 12 December 2016

AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary